EXHIBIT 99.1

For Immediate Release	Date: March 7, 2017
17-9-TR

Teck Announces Early Results of Cash Tender Offers and Consent Solicitations
and Acceptance of U.S.$1 Billion Principal Amount of Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the early results of its previously announced cash tender offers (the "Tender Offers") to purchase the series of notes (the “Notes”) issued by Teck described in the table below. Teck also announced that it increased the aggregate maximum principal amount of Notes that may be accepted for purchase in the Tender Offers from U.S.$650,000,000 to U.S.$1,000,000,000 (as so increased, the "Revised Aggregate Maximum Tender Amount").

Following the repurchase of the U.S.$1,000,000,000 of Notes, Teck will have an aggregate of U.S.$5.1 billion principal amount of notes outstanding.

This announcement amends the Offer to Purchase and Consent Solicitation Statement (as defined below) with respect to the U.S.$650,000,000 aggregate principal amount of Notes initially announced (the “Aggregate Maximum Tender Amount”). All other terms and conditions of the Tender Offers and Consent Solicitations described in the Offer to Purchase and Consent Solicitation Statement remain unchanged.

Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Principal Amount Tendered (U.S.$)	Principal Amount Accepted (U.S.$)	Approximate Proration Factor	Acceptance Priority Level	Total Consideration(1) (U.S.$)
3.000% Notes due 2019	878744AA9	$278,064,000	$194,358,000	$194,358,000	100%	1	$1,025.00
8.000% Notes due 2021	878742BA2; C87392AD5	$650,000,000	$519,833,000	$519,833,000	100%	2	$1,115.00
4.500% Notes due 2021	878742AT2	$500,000,000	$275,289,000	$275,289,000	100%	3	$1,045.00
4.750% Notes due 2022	878742AV7	$700,000,000	$271,932,000	$10,520,000	3.9%	4	$1,045.00
8.500% Notes due 2024	878742BC8; C87392AE3	$600,000,000	$413,447,000	$0	0%	5	$1,185.00

(1)	Per US$1,000 principal amount of Notes, and includes the Early Tender Premium or Consent Payment, as applicable.

According to information received from Global Bondholder Services Corporation ("GBSC"), the Depositary, Tabulation Agent and Information Agent for the Tender Offers, as of 5:00 p.m., New York City time, on March 6, 2017 (that date and time, the "Early Tender Date"), Teck had received valid tenders and, if applicable, valid consents, from holders of the Notes as outlined in the table above.

Teck intends to accept for purchase US$1,000,000,000 aggregate principal amount of Notes, which is the Revised Aggregate Maximum Tender Amount, validly tendered (and not validly withdrawn) on or before the Early Tender Date, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck. These Notes will be purchased on the "Early Settlement Date", which will be determined at Teck’s option and is currently expected to occur on March 8, 2017, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck.

The amount of each series of Notes that is to be purchased on the Early Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer to Purchase and Consent Solicitation Statement, subject to the Revised Aggregate Maximum Tender Amount. It is expected that the 3.000% Notes due 2019, the 8.000% Notes due 2021 and the 4.500% Notes due 2021 accepted for purchase will not be subject to proration, the 4.750% Notes due 2022 accepted for purchase will be subject to a proration factor of approximately 3.9% and none of the 8.500% Notes due 2024 will be accepted for purchase. Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the applicable Settlement Date (as such term is defined in the Offer to Purchase and Consent Solicitation Statement). In addition, because the Tender Offers were fully subscribed as of the Early Tender Date, holders who validly tender Notes after such date and on or before the Expiration Date (as defined below) will not have any of their Notes accepted for purchase, unless Teck further increases the Revised Aggregate Maximum Tender Amount.

Notes tendered in the Tender Offers that have not been accepted for purchase due to proration will be returned promptly to the tendering holders.

The terms and conditions of the Tender Offers and Consent Solicitations are described in an Offer to Purchase and Consent Solicitation Statement, dated February 21, 2017 (the "Offer to Purchase and Consent Solicitation Statement") as amended by this announcement, and the related Letter of Transmittal and Consent.

Teck intends to enter into supplemental indentures to effect the proposed amendments described in the Offer to Purchase and Consent Solicitation with respect to the 2019 Notes and the 2021 Notes. The proposed amendments to the indenture governing the 2019 Notes and the indenture governing the 2021 Notes will shorten the minimum period required to deliver notice of optional redemption of the 2019 Notes and the 2021 Notes, respectively, to holders thereof from thirty (30) days to three business days prior to a redemption date, although Teck does not currently intend to redeem the 2019 Notes or the 2021 Notes.

The Tender Offers and Consent Solicitations will expire at 12:00 midnight, New York City time, at the end of the day on March 20, 2017, unless extended or earlier terminated by Teck (the "Expiration Date"). Holders of Notes that were validly tendered (and not validly withdrawn) at or prior the Early Tender Date and accepted for purchase pursuant to the Tender Offers and Consent Solicitations will receive the applicable Total Consideration for such series, which includes the early tender premium or consent payment, as applicable, for such series of Notes set forth in the Offer to Purchase and Consent Solicitation Statement (with respect to each series of Notes, the "Early Tender Premium" or “Consent

Payment”, as applicable). Since the Withdrawal Deadline (as defined in the Offer to Purchase and Consent Solicitation Statement) has passed, Notes tendered after the Early Tender Date may not be withdrawn, subject to applicable law.

The consummation of the Tender Offers is not conditioned upon any minimum amount of Notes being tendered or upon the receipt of the Requisite Consents (as defined below). However, the Tender Offers are subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase and Consent Solicitation Statement.

Citigroup Global Markets Inc., Mizuho Securities USA Inc. and Morgan Stanley & Co. LLC are the dealer managers in the Tender Offers and the solicitation agents in the Consent Solicitations. Goldman, Sachs & Co. and TD Securities (USA) LLC are co-managers. Global Bondholder Services Corporation has been retained to serve as the depositary, tabulation agent and information agent for the Tender Offers and Consent Solicitations. Persons with questions regarding the Tender Offers and Consent Solicitations should contact Citigroup Global Markets Inc. at (toll-free) (800) 558-3745 or (collect) (212) 723-6106, Mizuho Securities USA Inc. at (toll-free) (866) 271-7403  or (collect) (212) 205-7736 or Morgan Stanley & Co. LLC at (toll-free) (800) 624-1808  or (collect) (212) 761-1057. Requests for copies of the Offer to Purchase and Consent Solicitation Statement, the related Letter of Transmittal and Consent and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers and solicitation agents, co-managers, the depositary, tabulation agent or information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes or deliver any Consents in response to the Tender Offers and Consent Solicitations.

This news release is not an offer to purchase or a solicitation of an offer to purchase or a solicitation of consents with respect to any Notes. The Tender Offers and Consent Solicitations are made only by the Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal and Consent. The Tender Offers and Consent Solicitations are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers and Consent Solicitations are required to be made by a licensed broker or dealer, the Tender Offers and Consent Solicitations will be deemed to be made on behalf of Teck by the dealer managers and solicitation agents, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender

Offers and Consent Solicitations, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Tender Offers and Consent Solicitations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to Teck’s Tender Offers and Consent Solicitations, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com